<u>Exhibit 3 – Marked Amendments to ATS-1</u>

<u>Part II, Item 1(a):</u>

Are business units of the Broker-Dealer Operator permitted to enter or direct the entry of orders and trading interest (e.g. quotes, conditional orders, or indications of interest) into the NMS Stock ATS?

■ Yes   ☐ No

If yes, name and describe each type of business unit of the Broker-Dealer Operator that enters or directs the entry of orders and trading interest into the ATS (e.g., NMS Stock ATS, type of trading desks, market maker, sales or client desk) and, for each business unit, provide the applicable MPID and list the capacity of its orders and trading interest (e.g., principal, agency, riskless principal).

Any sales or trading business in the Institutional Equity Division (IED) or Fixed Income Division (FID) of MS&Co can enter an order into Morgan Stanley algorithms, certain of which generate conditional indications (as described in Part III, Item 9(a)) in ATS-1 on behalf of such business units. Those conditional indications may receive firm-up requests which may, in turn, result in orders (as described in Part III, Item 7(a)) entered into ATS-1.

Business units of the Broker-Dealer Operator can enter orders in Morgan Stanley algorithms, which in turn can result in conditional indications and/or orders being placed in ATS-1 on behalf of such business units on an agency, principal, or riskless principal basis. All business units of MS&Co use the MSCO MPID. Business units are described below and reflect the desk trading and managing risk for such product.

- Core (Cash) Products (trading and market making related to domestic and international equities)
- ETF (trading of domestic and international exchange traded funds and underlying equities)
- Morgan Stanley Electronic Trading (electronic trading of equities, options, and futures)
- Portfolio Products/Program Trading (trading of customer single orders and program orders; executing guaranteed benchmark trades and blind principal risk transactions)
- Automated Marking Making (listed equity options market making and related hedging)
- Convertible Products (trading of convertible bonds, convertible preferred equities, and equity warrants)
- Corporate Equity Products (handling of corporate repurchases)
- Exotic Products (trading of structured notes, complex OTC equity derivatives products, single name volatility/variance swaps, and dispersion)
- Index Products (trading of listed and OTC broad- and narrow-based index options, ETF options, ETN options, volatility index options, depository receipt options, volatility/variance swaps, equity structured products (OTC), and volatility index futures)
- Single Name Products (trading of listed and OTC equity options, equity sector index options, ETF options, depository receipt options, ETN options, volatility/variance swaps, and dividend swaps)

- Core Prime Brokerage (trading of equities, equity options, and other equity-related instruments to manage stock lending risk)
- Delta One Structured Products (engaging in financing transactions in a variety of equity and equity-related instruments by providing long and short equity linked exposure both with clients and swap market participants; structuring of customized financing, yield enhancement and hedging transactions for clients and Morgan Stanley)
- ~~Credit Corporates (trading of corporate bonds, CDS, credit indices, corporate loans, and other fixed income instruments; may use various equity products for hedging purposes including but not limited to single name stocks, ETFs, equity options and equity futures)~~
- ~~Municipal Securities (trading of municipal securities, tender option bonds, variable rate demand notes, rate locks, MCDX, and other fixed income instruments; may use various equity products for hedging purposes including but not limited to ETFs and equity futures)~~
- ~~Securitized Products Group (trading of ABS, CMBS, RMBS, CLOs, CDOs, CDS, credit indices, agency debt securities, whole loans and other fixed income instruments; may use various equity products for hedging purposes including but not limited to, single name, ETFs, equity options and equity futures).~~
- Macro Products - (1) FXEM (trading of currency products such as spot FX, FX options, forwards, NDFs and related FX derivatives; emerging markets credit securities and related derivatives); and (2) Interest Rate Products (trading of interest rate products such as US Treasury securities, interest rate derivatives and structured notes)
- Credit Products - (1) Credit Corporates (trading of credit corporate products including corporate bonds, CDS, credit indices, corporate loans or other credit derivatives; (2) Municipal Securities (trading of municipal securities and related derivatives); (3) Securitized Products Group (trading of securitized products including ABS, CMBS, RMBS, CLOs, CDOs, CDS, credit indices, agency debt securities, and whole loans)
- Commodities (trading of commodities including but not limited to oil, metals, power and natural gas)

Part II, Item 2(a):

Are Affiliates of the Broker-Dealer Operator permitted to enter or direct the entry of orders and trading interest into the NMS Stock ATS?

■ Yes   □ No

If yes, name and describe each type of Affiliate that enters or directs the entry of orders and trading interest into the ATS (e.g., broker-dealer, NMS Stock ATS, investment company, hedge fund, market maker, principal trading firm), and, for each Affiliate, provide the applicable MPID and list the capacity of its orders and trading interest (e.g., principal, agency, riskless principal).

MS&Co has ~~over 700~~ affiliates, including investment advisers, investment companies, U.S. broker-dealers, foreign broker dealers or equivalent entities; non broker-dealers; and bank regulated entities. Any such affiliate can enter orders on an agency, principal, or riskless principal basis into Morgan Stanley algorithms, certain of which algorithms generate conditional indications (as described in Part III, Item 9(a)) in such capacity in ATS-1 on behalf of such affiliates or affiliate's clients. Those conditional indications may receive

firm-up requests which may, in turn, result in orders (as described in Part III, Item 7(a)) entered into ATS-1.

~~During the prior quarter~~Since the effective date of the initial Form ATS-N for ATS-1, the following affiliates have executed in ATS-1:

- Morgan Stanley Canada Limited (foreign)
- Morgan Stanley Capital Services LLC (non BD)
- Morgan Stanley & Co. International plc (foreign)
- Morgan Stanley Hedge Co. Ltd (non BD)
- Morgan Stanley Smith Barney LLC (MPID: MSSB)
- Morgan Stanley Strategic Investments, Inc (~~non BD~~non BD)
- Morgan Stanley Uruguay Ltda. (foreign)
- Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (foreign)
- Mitsubishi UFJ Morgan Stanley PB Securities Co., Ltd. (foreign)

With the exception of Morgan Stanley Smith Barney LLC, the affiliates listed above are either non broker-dealers (notated with "non BD") or foreign-broker dealers (notated with "foreign") and as such do not have their own MPID. As indicated, the above is a list of affiliates that have historically executed in ATS-1. The Broker-Dealer Operator will update this list to add any affiliate that subsequently executes in ATS-1 and to remove any entity that ceases to be an affiliate of the Broker-Dealer Operator.